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13013910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29616

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Seminole Financial

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York (City) — New York (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Battaglia — (212) 294- 7898
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square (Address) — New York (City) — New York (State) — 10036-6530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

AFFIRMATION

I, Thomas Battaglia, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Seminole Financial (the "Partnership"), as of December 31, 2012, is true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

Heidi M. Castro
Notary Public, State of New York
No. 01CA6084363
Qualified in New York County
Commission Expires June 16, 20 13

STATEMENT OF FINANCIAL CONDITION

Seminole Financial
December 31, 2012
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

SEMINOLE FINANCIAL

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
Seminole Financial

We have audited the accompanying statement of financial condition of Seminole Financial (the "Partnership"), as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seminole Financial as of December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2013

Seminole Financial

Statement of Financial Condition

December 31, 2012
(In Thousands)

Assets		
Cash and cash equivalents	$	2,915
Receivables from related broker-dealers		264
Receivables from related parties		86
Other assets		86
Total assets	$	3,351
Liabilities and partners' capital		
Accrued compensation	$	22
Payables to related parties		327
Accounts payable, accrued and other liabilities		98
Total liabilities		447
Partners' capital		2,904
Total liabilities and partners' capital	$	3,351

See notes to the statement of financial condition.

1. General and Summary of Significant Accounting Policies

Seminole Financial (the "Partnership") is a registered broker-dealer with the Securities Exchange Commission. The Partnership is a general partnership organized under the laws of the State of New York, with operations solely in the State of Florida. The Partnership is owned by Seminole Trading Holdings I, LLC, a limited partner (99%) and Seminole Trading Holdings II, LLC a general partner (1%), both of which are indirectly owned by BGC Partners, Inc. (collectively with its subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor"). The Partnership is engaged in the inter-dealer brokerage of various fixed income securities.

Use of Estimates

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this statement of financial condition.

Principal Transactions

Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security. Principal transaction revenues are recognized on a trade date basis. Positions held as part of a principal transaction are marked to market on a daily basis.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition, other than those used for trading purposes, to be cash equivalents.

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

Fixed Assets, Net

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is calculated over the estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are depreciated over the shorter of their estimated economic useful life or the remaining lease term.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

ASC 740-10, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statement. In addition, the guidance clarifies the measurement of uncertain tax positions, as well as associated interest and penalties, and requires additional disclosures on tax reserves.

New Accounting Pronouncements

In December 2011, the FASB issued guidance on *Disclosures about Offsetting Assets and Liabilities*, which will require entities to disclose information about offsetting and related arrangements to enable users of financial statements to evaluate the potential effect of netting arrangements on an entity's financial position, including the potential effect of rights of set-off. This FASB guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of this FASB guidance is not expected to have a material impact on the Partnership's statement of financial condition.

(In Thousands)

2. Related Party Transactions

Administrative Services

Cantor provides the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for accounting, operations, human resources, legal and technology services.

Additionally, Cantor provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, Cantor collects the principal transaction revenue and remits to the Partnership on a monthly basis.

Cantor also charges the Partnership for the utilization of fixed assets for which they charge the Partnership based on the cost of providing such services.

Receivables from Related Broker-Dealers

Receivables from related broker-dealers of $264 primarily relate to principal transaction revenue not yet remitted to the Partnership as of December 31, 2012 from Cantor.

3. Fixed Assets, Net

Fixed assets consisted of the following:

	December 31, 2012
Leasehold improvements	$ 123
Computer and communications equipment	41
	164
Less: accumulated depreciation and amortization	164
Fixed assets, net	$ –

(In Thousands)

4. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100 or requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 the Partnership had net capital of $2,667, which was $2,567 in excess of its required net capital.

5. Income Taxes

The Partnership is treated as a disregarded entity for federal income tax purposes and for most state income tax purposes, as such it is generally not subject to federal and state income taxes on a stand-alone basis. As such, the Partnership includes its share of New York City Unincorporated Tax ("UBT") and any state taxes that may apply from time to time.

The Partnership has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of December 31, 2012.

Although the Partnership is not currently under examination by the federal, state or local income tax authorities, tax years ended in December 31, 2009, 2010, and 2011 are open to adjustments by such income tax authorities.

6. Commitments, Contingencies and Guarantees

Operating Leases

The Partnership is obligated for minimum rental payments under a non-cancelable operating lease for office space, expiring on March 31, 2017.

During 2012, the Partnership recorded a liability of $85 for future rent obligations, net of estimated sublease income relating to closing its office in Sarasota Florida at December 31, 2012, which is included in Accounts payable, accrued and other liabilities.

The remaining minimum lease payment under this lease at December 31, 2012 is $237.

(In Thousands)

6. Commitments, Contingencies and Guarantees (continued)

Legal Matters

In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2012, no such claims or actions have been brought against the Partnership and therefore no reserves were recorded.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risk and Uncertainties

The Partnership generates revenues by providing securities trading and brokerage services to institutional customers and by executing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets.

7. Financial Instruments and Off-Balance Sheet Risk

Credit risk arises from the possibility that counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, and institutional investors. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership.

The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

8. Subsequent Events

On January 10, 2013, an Amended Business Certificate was filed with the New York County Clerk's office changing the Partnership's name from Seminole Financial to Mint Brokers. Also the Partnership is moving the operations of the business to New York.

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